Exhibit 8.1

February 2, 2011
Noble Corporation
Noble Holding International Limited
c/o Noble Corporation
Suite 3D Landmark Square
64 Earth Close
Grand Cayman, Cayman Islands, BWI
Ladies and Gentlemen:
     We are acting as counsel to Noble Corporation, a Cayman Islands exempted company with limited liability (“Noble-Cayman”), and Noble Holding International Limited, a Cayman Islands exempted company with limited liability and an indirect, wholly-owned subsidiary of Noble-Cayman (“NHIL”), in connection with the issuance by NHIL of $300,000,000 principal amount of 3.05% Senior Notes due 2016, $400,000,000 principal amount of 4.625% Senior Notes due 2021, and $400,000,000 principal amount of 6.05% Senior Notes due 2041 (collectively, the “Notes”), fully and unconditionally guaranteed by Noble-Cayman, pursuant to (i) the Registration Statement on Form S-3 (Registration Nos. 333-171965 and 333-171965-01) (the “Registration Statement”) as filed by Noble-Cayman and NHIL with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”), and (ii) the related prospectus dated January 31, 2011, as supplemented by the prospectus supplement related to the Notes dated January 31, 2011 (as so supplemented, the “Prospectus”), as filed by NHIL with the SEC pursuant to Rule 425(b)(5) under the Act.
     In providing this opinion, we have examined and are relying upon the truth and accuracy at all relevant times of (i) the Registration Statement, (ii) the Prospectus, (iii) a certificate provided to us by a representative of Noble Services (Switzerland) LLC , and (iv) such other records and documents as in our judgment are necessary or appropriate to enable us to provide this opinion. In addition, we assume that (i) the transactions described in the Registration Statement and the Prospectus will take place as stated therein and (ii) any representations referred to in the immediately preceding sentence which are made “to the best knowledge of” or with any similar qualification are correct without such qualification. We have not, however, undertaken any independent investigation of any factual matter set forth in any of the foregoing.
     Subject to the assumptions set forth above and to the qualifications and limitations set forth below, we are of the opinion that the discussion set forth in the Prospectus under the caption “Certain U.S. Federal Income Tax Considerations”, insofar as concerns conclusions of law,

Noble Corporation Noble Holding International Limited	-2-	February 2, 2011
accurately summarizes the material U.S. federal income tax consequences of an investment in the Notes.
     Our opinion is based on our interpretation of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, court decisions, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as of the date hereof. There can be no assurance that future legislative, judicial, or administrative changes or interpretations will not adversely affect the accuracy of the conclusions set forth herein. Our opinion is rendered as of the date hereof, and we assume no obligation to advise you of any change in fact, circumstances, or law which may alter, affect, or modify our opinion. Furthermore, our opinion is not binding on the IRS or a court. As a result, there can be no assurance that the IRS will not assert, or that a court will not sustain, a position contrary to our opinion if litigated.
     We hereby consent to the filing of this opinion of counsel as Exhibit 8.1 to the Current Report on Form 8-K. In giving such consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the SEC thereunder.

Sincerely,
/s/ Baker Botts L.L.P.